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17018577

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SEC FILE NUMBER
8-66505

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-2016 (MM/DD/YY) AND ENDING 06-30-2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC 18 TERRACE AVENUE - MIRAMAR

(No. and Street)

HALF MOON BAY	CA	94019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TEJINDER SINGH 650-274-4653

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROPPER ACCOUNTANCY CORPORATION ATTN: JOHN CROPPER, CPA

(Name – *if individual, state last, first, middle name*)

2700 YGNACIO VALLEY ROAD,	WALNUT CREEK	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, TEJINDER SINGH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC, as of JUNE 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Tejinder Singh
Signature

MANAGING DIRECTOR
Title


JENNY M RODRIGUEZ
Notary Public – State of New York
NO. 01RO6140554
Qualified in Bronx County
My Commission Expires Feb 27, 2018

Jenny Rodriguez
Notary Public

July 28, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Reliance Capital Management Advisors, LLC

We have audited the accompanying statement of financial condition of Reliance Capital Management Advisors, LLC as of June 30, 2017, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Reliance Capital Management Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reliance Capital Management Advisors, LLC as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Reliance Capital Management Advisors, LLC's financial statements. The supplemental information is the responsibility of Reliance Capital Management Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 11, 2017

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED JUNE 30, 2017

ASSETS

Cash	$ 98,119
Certificates of Deposit	35,545
Total Cash	133,664
Prepaid Expenses	5,052
TOTAL ASSETS	$ 138,716

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable	$ 0
TOTAL LIABILITIES	0
Member's Equity	138,716
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 138,716

The accompanying notes are an integral part of these financial statements.

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2017

REVENUE:	
Advisory fee	$ 20,850
Unrealized gain	529
Interest income	64
Total revenue	21,443
EXPENSES:	
Professional fees	9,350
Regulatory fees	515
Other	834
Total expenses	10,699
NET INCOME	$ 10,744

The accompanying notes are an integral part of these financial statements.

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2017

Member's Equity June 30, 2016	$ 145,472
Net Income	10,744
Distributions	(17,500)
Member's Equity June 30, 2017	$ 138,716

The accompanying notes are an integral part of these financial statements.

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income		$ 10,744
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in prepaid expenses	$ (5,052)	
Increase in accounts payable	(450)	
Net adjustments		(5,502)
Net cash provided by operating activities		5,242
Member Distributions		(17,500)
Net Cash used in Financing Activities		(17,500)
NET DECREASE IN CASH		(12,258)
Cash at June 30, 2016		145,922
Cash at June 30, 2017		$ 133,664

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Reliance Capital Management Advisors, LLC (the "Company") commenced operations as a Delaware limited liability company on April 15, 2004. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA") and the Securities Investor Protection Corporation ("SIPC").

Nature of Business

The Company provides advisory services to other companies on all financial matters, including advice on merger and acquisition and private placement of securities. The Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with its advisory services.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

FASB ASC 820, Fair Value measurement has no material effect on these financial statements.

Basis of Accounting

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America "GAAP".

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No provision for federal and state income taxes has been made for the Company, as it is a limited liability company and is not subject to income taxes. The Company's income or loss is reportable by its member on its tax returns.

Revenue Recognition

Income from advisory fees is recorded upon the closing of the transaction.

Cash and Cash equivalents

The Company considers highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At June 30, 2017, the Company had net capital of $128,332, which was $123,332 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0. %.

NOTE 4. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit at June 30, 2017 or during the year then ended.

NOTE 5. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balance at financial institution, which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation insures accounts upto $250,000.

In the course of its business, the Company may enter into engagements with various clients. In the event clients do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the client. It is the Companies policy to review, as necessary, the credit standing of the clients with which it conducts business and, generally, requires no collateral from its clients.

NOTE 6. OTHER

The managing member absorbs various costs, such as rent, computer and office expenses and are not reflected on the company's financial statements.

NOTE 7. SUBSEQUENT EVENTS

Subsequent events have been evaluated through August 11, 2017, the date on which these financial statements were available to be issued. No events have been identified which require disclosure.

SUPPLEMENTARY INFORMATION

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2017

Member's Equity	$ 138,716
Less Prepaid Expenses	5,052
Net Capital Before Haircuts on Securities Positions	133,664
Haircut on certificates of deposit	(5,332)
Net Capital	128,332
Computation of Minimum Net Capital Requirement:	
Minimum Net Capital: The greater of 5,000 or 6.67% of aggregate indebtedness)	5,000
Excess Net Capital	$ 123,332
Total Aggregate Indebtedness	$ 0
Ratio of Aggregate Indebtedness to Net Capital	0.%

No material differences existed between the above computation and the computation included on the Company's unaudited Form X-17A-5 Part IIA filing.

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTARY REPORTS


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Reliance Capital Management Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17A-5, in which (1) Reliance Capital Management Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Reliance Capital Management Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Reliance Capital Management Advisors, LLC stated that Reliance Capital Management Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Reliance Capital Management Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reliance Capital Management Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 11, 2017

RELIANCE CAPITAL MANAG EMENT ADVISORS, LLC
EXEMPTION REPORT REQUIRED BY SEC RULE 17a-5, 17 C.F.R.
FOR THE YEAR ENDED JUNE 30, 2017

Reliance Capital Management Advisors, LLC (the "Company"), is responsible for compliance with the annual reporting requirements under Rule l 7a-5 of the Securities Exchange Act of 1934. Those requirements compel the Company to file annual reports with the Securities Exchange Commission and the Company's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by the Company. Pursuant to that requirement, the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from SEC Rule l 5c3-3 under the provisions in paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provisions m Rule 15c3-3(k)(2)(i) throughout the year ended June 30, 2017 without exception.

Reliance Capital Management Advisors, LLC:

I, Tejinder Singh, affirm that to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Tejinder Singh

Title: Managing Director
Date: July 9, 2017



office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Member of Reliance Capital Management Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2017, which were agreed to by Reliance Capital Management Advisors, LLC and SIPC other designated examining authorities, solely to assist you and the other specified parties in evaluating Reliance Capital Management Advisors, LLC's compliance with the applicable instructions of Form SIPC-7. Reliance Capital Management Advisors, LLC's management is responsible for Reliance Capital Management Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2017 with the amounts reported in Form SIPC-7 for the year ended June 30, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 11, 2017

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